Exhibit 99.1

Form 51-102F4

Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

Till Capital Ltd. (“Till” or the “Company”) 25 Church Street Hamilton HM12 Bermuda

1.2	Executive Officer

For further information regarding the significant acquisition referred to herein and this business acquisition report (the “Report”), please contact:

William M. Sheriff Chief Executive Officer and Chairman Telephone: (208) 635-5415

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

On May 15, 2015, the Company acquired all of the issued and outstanding shares of Omega Insurance Holdings, Inc. (“Omega”), a privately held and fully licensed Toronto, Canada based insurance provider (the "Acquisition"). The Acquisition included the acquisition of Omega's subsidiary companies Omega General Insurance Company and Focus Group, Inc. With over $40 million in assets and operating since 2004, Omega’s mission is to offer secure, innovative and customized solutions for insurers/reinsurers exiting the market and organizations with unique insurance needs in a cost effective manner by a team of dedicated professionals. Omega’s expertise in both the Canadian run-off phase and the Canadian start-up phase for a foreign insurance company gives Omega a strategic advantage in its two main target markets:

1.	To provide those insurers wishing to access the Canadian market, an ability to do so in the most efficient manner, through fronting arrangements and other creative solutions;
2.	To provide those insurers wishing to exit Canada, through a dedicated company deep in experience in handling “run-off” business, an ability to facilitate such an exit so that their financial, legal, and moral obligations are met on a continuing basis, while being able to repatriate surplus capital in a more timely fashion.

1

2.2	Acquisition Date

The Acquisition was completed on May 15, 2015.

2.3	Consideration

At closing, Till paid Omega shareholders approximately $14.7 million, representing 95% of 1.2 times the book value as at September 30, 2014. Till will also pay an additional amount (currently estimated at approximately $1.0 million) for new insurance transactions in process at closing, when those transactions actually close. All payments are subject to a 5% hold-back to be paid to Omega shareholders based on 2015 year end results, and adjusted to reflect any adverse development above 10% in claim reserves from the closing date until December 31, 2015.

2.4	Effect on Financial Position

The Company does not presently plan or propose to make any material change in its business affairs or the affairs of Omega that would reasonably be expected to have a significant effect on the financial performance or financial position of the Company.

2.5	Prior Valuations

To the knowledge of the Company, there has not been any valuation opinion obtained within the last 12 months by Omega or the Company required by securities legislation or a Canadian exchange or market to support the consideration paid by the Company or any of its subsidiaries in connection with the Acquisition.

2.6	Parties to Transaction

The Acquisition was not with an informed person, associate or affiliate of the Company.

2.7	Date of Report

July 31, 2015

Item 3	Financial Statements and Other Information

3.1	Financial Statements of Omega Insurance Holdings Inc.

a)	Audited consolidated financial statements of Omega Insurance Holdings Inc., which comprise the consolidated statement of financial position as at December 31, 2014 and 2013 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the year ended December 31, 2014 and 2013 and the related notes to the financial statements, are attached as Appendix A.

2

The Company has not obtained the consent of Grant Thornton LLP to include the Independent Auditors’ Report dated February 26, 2015 in this Report.

b)	Unaudited interim consolidated balance sheet of Omega Insurance Holdings Inc. as at March 31, 2015 and 2014 and unaudited interim consolidated income statement for the three months ended March 31, 2015 and 2014 are attached as Appendix B.

3.2	Unaudited Consolidated Financial Statements of Till Capital Ltd.

a)	Unaudited pro forma interim consolidated balance sheet of the Company as at March 31, 2015 which gives effect to the Acquisition as if it had occurred on March 31, 2015.

b)	Unaudited pro forma consolidated statement of comprehensive income (loss) of the Company for the ten months ended December 31, 2014 which gives effect to the Acquisition as if it had occurred on March 1, 2014.

c)	Unaudited pro forma consolidated statement of comprehensive income (loss) of the Company for the three months ended March 31, 2015 which gives effect to the Acquisition as if it had occurred on March 1, 2014.

The foregoing pro forma financial statements, including notes relating to pro forma adjustments, are attached as Appendix C.

3